APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Miss Prissy's - GWB
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Income	
Food Sales	361,994.14
Total Income	361,994.14
Cost of Goods Sold	
Beverage Purchases	13,097.80
Food Purchases	107,387.02
Restaurant Supplies	40,454.21
Total COGS	160,939.03
Gross Profit	201,055.11
Expense	
Advertising and Promotion	6,847.15
Auto Expense	3,896.34
Bank Service Charges	448.90
Business Licenses and Permits	357.41
Computer and Internet Expenses	1,647.99
Delivery Expense	1,706.24
Depreciation Expense	13,271.00
Donation	5,287.00
Dues and Subscriptions	59.40
Education	100.00
Gifts	303.38
Insurance Expense	5,986.77
Interest Expense	1,932.67
Meals & Entertainment	9,448.10
Office Supplies	5,505.98
Officer's Gross Payroll- DG	18,750.00
Officer's Gross PR - CT	13,500.00
Other Gross Payroll	52,041.80
Outside Service	2,065.00
Parking and Tolls	960.77
Payroll Expenses	
Child Support	0.00
FUTA Expense	302.45
Social Security Expense	6,444.65
SUTA Expense	2,085.27
Total Payroll Expenses	8,832.37
Payroll Processing Fees	1,920.92
PAyroll Suspense	0.00
POS System	211.68
Postage	700.70
Professional Fees	941.46
Rent Expense	14,285.00
Repairs and Maintenance	1,034.44
Security	699.72
Square Fees	550.13
Sub-Contractor	1,600.00
Telephone Expense	1,107.96
Travel	
Convention	14,974.53
Travel - Other	6,019.17
Total Travel	20,993.70
Uniforms	2,004.75
Utilities	860.40
Website	462.20
Total Expense	200,321.33
Net Ordinary Income	733.78

Miss Prissy's - GWB
Profit & Loss
January through December 2021

	Jan - Dec 21
Other Income/Expense	
Other Income	
Award-James Beard	15,000.00
Award-Key Bank	4,403.29
Grant-Sefcu	8,300.00
Grant Income	26,000.00
Interest Income	0.06
SBA Grant	6,600.00
Total Other Income	60,303.35
Other Expense	
NYS Corporate Tax	25.00
Total Other Expense	25.00
Net Other Income	60,278.35
Net Income	**61,012.13**

Miss Prissy's - GWB
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Bank- Americu Checking 10	1,026.39
Bank-Americu Savings 00	1,500.06
Cash on Hand	400.00
Total Checking/Savings	2,926.45
Other Current Assets	
Food Inventory	15,000.00
Loan Receivable-Officer-Dreamer	5,000.00
Total Other Current Assets	20,000.00
Total Current Assets	22,926.45
Fixed Assets	
Accumulated Depreciation	-14,301.00
Furniture and Equipment	17,651.12
Total Fixed Assets	3,350.12
TOTAL ASSETS	**26,276.57**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
L/P Square	16,773.83
NYS Sales Tax Payable	5,846.24
Total Other Current Liabilities	22,620.07
Total Current Liabilities	22,620.07
Long Term Liabilities	
L/Payable-Pathfinder Loan x1026	21,110.79
L/Payable-Pathfinder LOC x1027	9,403.97
Total Long Term Liabilities	30,514.76
Total Liabilities	53,134.83
Equity	
Capital Stock	100.00
Retained Earnings	-27,828.78
Shareholder Distributions-DG	-57,280.61
Shareholder Distributions -CT	-2,861.00
Net Income	61,012.13
Total Equity	-26,858.26
TOTAL LIABILITIES & EQUITY	**26,276.57**

Miss Prissy's - GWB
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	61,012.13
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Food Inventory	-10,000.00
Loan Receivable-Officer-Dreamer	-5,000.00
L/P Square	16,773.83
NYS Sales Tax Payable	5,846.24
Net cash provided by Operating Activities	68,632.20
INVESTING ACTIVITIES	
Accumulated Depreciation	13,271.00
Furniture and Equipment	-11,569.68
Net cash provided by Investing Activities	1,701.32
FINANCING ACTIVITIES	
Beygood Grant/NAACP	-10,000.00
Grant-Center State CEO	-1,000.00
Grant-Citizens bank	-15,000.00
L/Payable-Pathfinder Loan x1026	21,110.79
L/Payable-Pathfinder LOC x1027	1,481.41
SBAD TRES 310	-6,600.00
Retained Earnings	-16,295.96
Shareholder Distributions-DG	-45,468.91
Shareholder Distributions -CT	8,396.15
Net cash provided by Financing Activities	-63,376.52
Net cash increase for period	6,957.00
Cash at beginning of period	-4,030.55
Cash at end of period	2,926.45

Miss Prissy's - GWB
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Income	
Food Sales	298,239.50
Total Income	298,239.50
Cost of Goods Sold	
Beverage Purchases	8,854.60
Food Purchases	221,429.63
Restaurant Supplies	41,621.30
Total COGS	271,905.53
Gross Profit	26,333.97
Expense	
Advertising and Promotion	3,838.94
Auto Expense	3,361.83
Bank Service Charges	340.98
Business Licenses and Permits	6,458.41
Computer and Internet Expenses	1,221.32
Delivery Expense	2,021.59
Depreciation Expense	1,760.00
Donation	3,997.00
Dues and Subscriptions	59.40
Equipment Rental	1,933.95
Gifts	839.45
Insurance Expense	7,602.09
Interest Expense	19,546.50
Meals & Entertainment	11,755.12
Office Supplies	7,786.47
Officer's Gross Payroll- DG	2,250.00
Officer's Gross PR - CT	2,250.00
Other Gross Payroll	45,209.86
Parking and Tolls	566.25
Payroll Expenses	
Advance	0.00
FUTA Expense	183.83
Social Security Expense	3,802.78
SUTA Expense	1,607.99
Total Payroll Expenses	5,594.60
Payroll Processing Fees	2,265.28
Postage	547.88
Professional Fees	3,198.00
Rent Expense	15,847.25
Repairs and Maintenance	682.87
Security	195.75
Square Fees	2,320.68
Telephone Expense	3,205.62
Travel	
Convention	2,054.94
Travel - Other	4,920.77
Total Travel	6,975.71
Uniforms	1,851.49
Website	429.00
Total Expense	165,913.29
Net Ordinary Income	-139,579.32
Other Income/Expense	
Other Income	
Interest Income	0.01
NY Seed Grant	26,440.00
NYS Restaurant Revitalization P	98,564.37
Total Other Income	125,004.38
Other Expense	
NYS Corporate Tax	175.00
Total Other Expense	175.00
Net Other Income	124,829.38
Net Income	**-14,749.94**

Miss Prissy's - GWB
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
Bank - Pathfinder x5864	11,714.57
Cash on Hand	400.00
Total Checking/Savings	12,114.57
Other Current Assets	
Food Inventory	6,300.00
Total Other Current Assets	6,300.00
Total Current Assets	18,414.57
Fixed Assets	
431 S. Warren Street	13,000.00
Accumulated Depreciation	-16,061.00
Furniture and Equipment	20,890.02
Total Fixed Assets	17,829.02
TOTAL ASSETS	**36,243.59**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
L/P EBF Holding	3,400.00
L/P Expansion Capital	12,000.00
L/P Square	22,150.00
NYS Sales Tax Payable	7,862.00
Total Other Current Liabilities	45,412.00
Total Current Liabilities	45,412.00
Long Term Liabilities	
L/Payable-Pathfinder Loan x1026	13,436.01
L/Payable-Pathfinder LOC x1027	8,925.29
Pathfinder Cedit Line #1010	50,681.13
Total Long Term Liabilities	73,042.43
Total Liabilities	118,454.43
Equity	
Capital Stock	100.00
Retained Earnings	-26,958.26
Shareholder Distributions-DG	-40,248.51
Shareholder Distributions -CT	-354.13
Net Income	-14,749.94
Total Equity	-82,210.84
TOTAL LIABILITIES & EQUITY	**36,243.59**

Miss Prissy's - GWB
Statement of Cash Flows
January through December 2022

	Jan - Dec 22
OPERATING ACTIVITIES	
Net Income	-14,749.94
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Food Inventory	8,700.00
Loan Receivable-Officer-Dreamer	5,000.00
L/P EBF Holding	3,400.00
L/P Expansion Capital	12,000.00
L/P Square	5,376.17
NYS Sales Tax Payable	2,015.76
Net cash provided by Operating Activities	21,741.99
INVESTING ACTIVITIES	
431 S. Warren Street	-13,000.00
Accumulated Depreciation	1,760.00
Furniture and Equipment	-3,238.90
Net cash provided by Investing Activities	-14,478.90
FINANCING ACTIVITIES	
L/Payable-Pathfinder Loan x1026	-7,674.78
L/Payable-Pathfinder LOC x1027	-478.68
Pathfinder Cedit Line #1010	50,681.13
Retained Earnings	-60,141.61
Shareholder Distributions-DG	17,032.10
Shareholder Distributions -CT	2,506.87
Net cash provided by Financing Activities	1,925.03
Net cash increase for period	9,188.12
Cash at beginning of period	2,926.45
Cash at end of period	**12,114.57**

I, Dreamer L. Glen, certify that:

1. The financial statements of Miss Prissy's LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Miss Prissy's LLC included in this Form reflects accurately the information reported on the tax return for Miss Prissy's LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature _____

Name: Dreamer L. Glen

Title: Owner